No. 812-15600

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 17(d) OF THE

INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN

JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) OF THE ACT AND RULE 17d-l

UNDER THE ACT

GEMCORP CAPITAL ADVISORS LLC

GEMCORP COMMODITIES ALTERNATIVE PRODUCTS FUND

12 East 49th Street, Suite 21-101

New York, NY 10017

GEMCORP CAPITAL MANAGEMENT LIMITED

GEMCORP FUND I LIMITED; GEMCORP MULTI STRATEGY MASTER FUND SICAV SCS; GEMCORP

STRATEGIC CAPITAL SOLUTIONS FUND II LIMITED

2nd Floor, 1 New Burlington Place

London W1S 2HR

United Kingdom

GEMCORP COMMODITIES TRADING SA

Rue de la Tour-Maîtresse 4,

CH-1204

Genève, Switzerland

GEMCORP COMMODITIES GLOBAL DMCC

Unit No: 1403 Mazaya Business Avenue BB1

Plot No: JLTE-PH2-BB1

Jumeirah Lakes Towers

Dubai UAE

All Communications, Notices and Orders to:

Sally-Jane Miller

Tel: +44 (0)20-3995-7439

Email: sjmiller@gemcorp.net

Copies to:

George M. Silfen

Tel: +1 (212) 905-9106

Email: george.silfen@alston.com

Alston & Bird LLP

90 Park Avenue

New York, NY 10016

Page 1 of 28 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on March 19, 2025

I. INTRODUCTION

A. Requested Relief

Gemcorp Commodities Alternative Products Fund and its related entities, identified in section I.B. below, hereby request an order (the “Order”) pursuant to Section 17(d) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by Section 17(d) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this amended and restated application (the “Application”) would allow one or more Regulated Funds and/or one or more Affiliated Funds (each as defined below) to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants (defined below) and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions set forth in this application (the “Conditions”). No Regulated Fund or Affiliated Fund that relies on this Order will rely on any other order of the Commission authorizing co-investment transactions pursuant to Section 17(d) of the Act, and no entity that relies on another such order of the Commission will rely on this Order.

B. Applicants Seeking Relief:

•

Gemcorp Commodities Alternative Products Fund (“GEMX”), a Delaware statutory trust that was formed for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company and operates as an interval fund;

•

Gemcorp Capital Advisors LLC, a Delaware limited liability company, which will serve as the investment adviser to GEMX and Future Regulated Funds (as defined below), on behalf of itself and its successors;[3]

•	Gemcorp Capital Management Limited, a UK entity regulated by the Financial Conduct Authority, which manages the Existing Affiliated Funds (as defined below);

•

The affiliates of Gemcorp Capital Management Limited identified in Schedule A that may, from time to time, hold various financial assets in a principal capacity and that currently intend to participate in the Co-Investment Program (in such capacity, the “Existing Gemcorp Proprietary Accounts”); and

•

Each investment fund set forth on Schedule A hereto, which is an entity whose investment adviser is or will be an Adviser and that would be an investment company but for Section 3(c)(7) of the Act (collectively, the “Existing Affiliated Funds” and together with GEMX, Gemcorp Capital Advisors LLC, Gemcorp Capital Management Limited and the Existing Gemcorp Proprietary Accounts, the “Applicants”).

C. Defined Terms

“Adviser” means Gemcorp Capital Advisors LLC, Gemcorp Capital Management Limited, and any Future Adviser (defined below).

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]	The term successor means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

“Affiliated Fund” means (a) the Existing Affiliated Funds; (b) any Gemcorp Proprietary Accounts (as defined below); and (c) any entity (i) whose investment adviser (and sub-adviser(s), if any) are Advisers, (ii) that either would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act and (iii) that intends to participate in the Co-Investment Program.

“BDC” means a business development company under the Act.4

“Board” means the board of trustees or the board of directors, as the case may be of a Regulated Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions (as defined below) regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify their approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Program” means the proposed co-investment program that would permit one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Rule 17d–1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price;5 and (b) making Follow-On Investments (as defined below).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

[4]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

[5]

The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the “Securities Act”).

“Future Adviser” means any future investment adviser that (i) controls, is controlled by, or is under common control with Gemcorp Capital Advisors LLC, (ii) (a) is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”); or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by, or is under common control with, Gemcorp Capital Advisors LLC or Gemcorp Capital Management Limited, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act, (b) whose investment adviser (and sub-adviser(s), if any) is an Adviser, and (c) that intends to participate in the Co-Investment Program.

“Gemcorp Proprietary Accounts” means the Existing Gemcorp Proprietary Accounts and any account of the Advisers or any affiliate of the Advisers or of any direct or indirect, wholly- or majority-owned subsidiary of the Advisers or their affiliates that, from time to time, will hold various financial assets in a principal capacity and intend to participate in the proposed Co-Investment Transactions. The Existing Gemcorp Proprietary Accounts are not Advisers.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means its investment objectives and strategies, as described in its most current registration statement on Form 10 or N-2, other current filings with the Commission under the Securities Act or under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and its most current report to stockholders.

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

i)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

ii)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means GEMX and the Future Regulated Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.6

“SBIC Subsidiary” means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (an “SBIC”).

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

iii)

it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means an entity (i) that is a wholly-owned subsidiary7 of a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, directly or indirectly, 95% or more of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this application; and (iv) (A) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, or (B) that qualifies as a real estate investment trust (“REIT”) within the meaning of Section 856 of the Internal Revenue Code (“Code”) because substantially all of its assets would consist of real properties.

II. APPLICANTS

Each of the Advisers and the Gemcorp Proprietary Accounts are a direct or indirect subsidiary of Gemcorp Group Limited, a Jersey domiciled entity. However, Gemcorp Group Limited is not an investment adviser, does not currently expect to be an investment adviser in the future, and will not be the source of any Potential Co-Investment Transactions under the requested Order. As a result, Gemcorp Group Limited has not been included as an Applicant.

A. Existing Regulated Funds

GEMX was organized as a Delaware statutory trust on February 27, 2024. GEMX was formed for the purpose of operating as a non-diversified, closed-end management investment company and will operate as an interval fund. GEMX also intends to qualify and elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code and intends to continue to qualify as a RIC in the future. GEMX’s investment objective is to provide risk-adjusted returns across various market cycles by investing across geographies in a portfolio of liquid and illiquid commodity-related and commodity-linked instruments, securities and derivatives, supply chain financings as well as physical commodities. GEMX will be advised by Gemcorp Capital Advisors LLC pursuant to an investment advisory agreement.

The business and affairs of GEMX will be managed under the direction of a Board, which currently consists of 3 members, 2 of whom are Independent Directors.

[6]

In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

[7]	A “wholly-owned subsidiary” of a person is as defined in Section 2(a)(43) of the Act and means a company 95% or more of the outstanding voting securities of which are owned by such person.

B. Existing Affiliated Funds and Existing Gemcorp Proprietary Accounts

Each Existing Affiliated Fund is an investment fund whose investment adviser is or will be an Adviser and which would be an investment company but for Section 3(c)(7) of the Act. A list setting out the Existing Affiliated Funds is included on Schedule A hereto.

The Existing Gemcorp Proprietary Accounts are organized as companies under the laws of the country of Switzerland and the DMCC (Dubai). The Existing Gemcorp Proprietary Accounts will hold various financial assets in a principal capacity and are not Advisers. The Existing Gemcorp Proprietary Accounts are included on Schedule A hereto.

C. Gemcorp Capital Advisors LLC

Gemcorp Capital Advisors LLC is organized as a limited liability company under the laws of the state of Delaware. Gemcorp Capital Advisors LLC is registered with the Commission pursuant to Section 203 of the Advisers Act and will serve as the investment adviser to the Regulated Funds. Gemcorp Capital Advisors LLC, as an indirect wholly-owned subsidiary of Gemcorp Group Limited, is under common control with Gemcorp Capital Management Limited and the Gemcorp Proprietary Accounts.

D. Gemcorp Capital Management Limited

Gemcorp Capital Management Limited is organized as a private limited company under the laws of England and Wales. Gemcorp Capital Management Limited is registered with the Financial Conduct Authority and will serve as the investment adviser to the Existing Affiliated Funds. Gemcorp Capital Management Limited, as an indirect wholly-owned subsidiary of Gemcorp Group Limited, is under common control with Gemcorp Capital Advisors LLC and the Gemcorp Proprietary Accounts.

III. ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Section 17(d) and Rule 17d-1 thereunder to permit, subject to the terms and Conditions set forth below in this Application, a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Section 17(d) and the Rules under the Act without an exemptive order from the Commission. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A. Overview

Applicants include Gemcorp Capital Advisors LLC, which will advise GEMX; Gemcorp Capital Management Limited which will manage the Existing Affiliated Funds; and the Existing Gemcorp Proprietary Accounts, which hold various financial assets in a principal capacity.

Gemcorp Capital Advisors LLC had aggregate assets under management of approximately $100,000 as of December 31, 2024. Gemcorp Capital Advisors LLC manages the assets entrusted by its clients in accordance with its fiduciary duties to those clients and, in the case of a registered fund, the Act.

Gemcorp Capital Management Limited had aggregate assets under management of approximately $1.105 billion as of December 31, 2024. Gemcorp Capital Management Limited manages the Existing Affiliated Funds.

The Existing Gemcorp Proprietary Accounts hold various financial assets in a principal capacity.

Gemcorp Capital Advisors LLC, Gemcorp Capital Management Limited and the Existing Gemcorp Proprietary Accounts have established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

All of Applicants’ investment activities are conducted within a global centralized investment and allocation process and overseen by a unified, global compliance program. In addition, as explained in further detail below, all personnel of the Advisers involved in providing investment advice to Gemcorp Capital Advisors LLC clients will be supervised persons of Gemcorp Capital Advisors LLC subject to its compliance program and direct supervisory oversight of Gemcorp Capital Advisors LLC’s chief compliance officer and compliance team. Further, as explained in more detail below, all personnel of the Advisers involved in the global investment and allocation process will not only be deemed an associated person of Gemcorp Capital Advisors LLC, but will also be treated as an “access person” under Gemcorp Capital Advisors LLC’s code of ethics. Together the global processes and compliance program would ensure that the Commission and its staff have complete transparency into the Co-Investment Program and the Advisers involved with the Co-Investment Program through its access to Gemcorp Capital Advisors LLC.

1. The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a) Identification and Consideration of Investment Opportunities

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the Adviser to such Regulated Fund receive sufficient information to allow such Adviser’s investment committee to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).8 In

[8]

Representatives from each Adviser to a Regulated Fund are members of each investment committee or otherwise entitled to participate in each meeting of any investment committee that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that an Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant investment committee’s meetings. The allocation memorandum for each Potential Co-Investment Transaction will document the recommendations by the investment committee.

addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to the Regulated Fund or Affiliated Funds.

(b) Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will formulate a recommendation regarding the proposed order amount for the Regulated Fund.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, such Adviser’s investment committee will approve an investment with the applicable committee of the Adviser approving the amount to be allocated to each Regulated Fund and/or Affiliated Fund participating in the Potential Co-Investment Transaction. Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the applicable Adviser’s written allocation policies and procedures, by the applicable Adviser’s investment committee.9 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order”. The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in section III.A.1.c. below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.10 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

[9]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of each Adviser.
[10]

The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

Compliance. Applicants represent that the Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process is monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund as it applies to such Regulated Fund.

(c) Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2. Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

3. Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order. The Order, if granted, would permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested but such Affiliated Funds are not invested. The relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a) Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,11 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b) Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4. Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4.b. below, and governed by Condition 7.

[11]	See note 26, below.

(a) Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;12 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;13 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

(b) Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.14 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

[12]	See note 24, below.
[13]

In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

[14]

However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

5. Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

B. Applicable Law

1. Section 17(d)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Section 2(a)(3)(C) of the Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) of the Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9), a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund controls the fund, absent compelling evidence to the contrary.15

2. Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

[15]

See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”); SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d- 1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.16 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”17

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) was designed to prevent would be addressed and the standards for an order under Rule 17d-1 would be met.

C. Need for Relief

Co-Investment Transactions are prohibited by Rule 17d-1 and Section 17(d) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 17(d), vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) an Adviser, that is Gemcorp Capital Advisors LLC, Gemcorp Capital Management Limited or an entity that controls, is controlled by, or under common control with Gemcorp Capital Advisors LLC and Gemcorp Capital Management Limited, will be the investment adviser (and sub-adviser, if any) to each of the Regulated Funds and the Affiliated Funds; (ii) Gemcorp Capital Advisors LLC is the Adviser to, and may be deemed to control, the Existing Regulated Fund; and an Adviser will be the investment adviser and sub-adviser to, and may be deemed to control, any Future Regulated Fund; and (iii) the Advisers are under common control. Thus, each Regulated Fund and each Affiliated Fund may be deemed to be a person related to a Regulated Fund in a manner described by

Section 17(d) in the case of Regulated Funds that are registered under the Act) and therefore would be prohibited by Section 17(d) in the case of Regulated Funds that are registered under the Act and Rule 17d-1 from participating in Co-Investment Transactions without the Order.

Further, because the Wholly-Owned Investment Subs are controlled by the Regulated Funds, the Wholly-Owned Investment Subs are subject to Section 17(d) in the case of Wholly-Owned Investment Subs controlled by Regulated Funds that are registered under the Act, and thus also subject to the provisions of Rule 17d-1, and therefore would be prohibited from participating in Co-Investment Transactions without the Order.

In addition, because the Gemcorp Proprietary Accounts would be ultimately controlled by the same holding company as the Advisers, the Gemcorp Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Section 17(d), and also prohibited from participating in the Co-Investment Program.

[16]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.
[17]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

D. Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons, including precedents involving proprietary accounts.18 The relief requested in this Application with respect to Follow-On Investments is based on the temporary relief granted by the Commission.19 Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1, the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A. Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Rule 17d-1 should not prevent registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

[18]

See, e.g., Invesco Dynamic Credit Opportunity Fund, et al., (File No. 812-15394) Release No. IC-34874 (March 31, 2023) (notice), Release No. IC-34903 (April 28, 2023) (order); Lord Abbett & Co. LCC, et al., (File No. 812-15380) Release No. IC-34850 (March 7, 2023) (notice), Release No. IC-34878 (April 4, 2023) (order); BC Partners Lending Corporation, et al., (File No. 812-15292) Release No. IC-34849 (March 7, 2023) (notice), Release No. IC-34880 (April 10, 2023) (order); PGIM Private Real Estate Fund, Inc., et al., (File No. 812-15325) Release No. IC-34845 (March 3, 2023) (notice), Release No. IC-34872 (March 30, 2023) (order).

[19]	BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted January 5, 2021 and further extension granted April 22, 2021).

B. Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

Additional duties imposed by the Conditions on the Advisers include maintaining written policies and procedures reasonably designed to ensure compliance with the Conditions.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of an Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

All of Applicants’ investment activities are conducted within a global centralized investment and allocation process and overseen by a unified, global compliance program. Together the global processes and compliance program would ensure that the Commission and its staff have complete transparency into the Co-Investment Program and the Advisers involved with the Co-Investment Program through its access to Gemcorp Capital Advisors LLC. Because any Advisers that are not registered investment advisers are overseen by the same global compliance program, all documentation and personnel relevant to the proposed Co-Investment Program, including documentation and personnel involved in investment, portfolio allocation and investment execution processes, would necessarily be subject to Commission and staff oversight. In particular, documentation and personnel relevant to the proposed Co-Investment Program would necessarily be subject to Commission and staff oversight in at least three ways:

•

First, the Commission or its staff could demand to examine books and records of Gemcorp Capital Advisors LLC, an investment adviser registered with the Commission, subject to Commission examination authority, and Gemcorp Capital Advisors LLC itself can access any and all documentation produced at any stage of the investment process. Access to such information is readily available due to the operational necessities and integration of Gemcorp Capital Management Limited’s global business.

•

Second, the Commission and its staff have explicit examination authority over Gemcorp Capital Advisors LLC, including the compliance program of Gemcorp Capital Advisors LLC, which oversees all personnel that would be involved in the proposed Co-Investment Program. As described in this Application, all personnel of the Advisers involved in providing investment advice to Gemcorp Capital Advisors LLC clients will be supervised persons of Gemcorp Capital Advisors LLC subject to its compliance program and direct supervisory oversight of the United States based chief compliance officer and compliance team. Additionally, Gemcorp Capital Advisors LLC’s code of ethics will make clear that all supervised persons must comply with all applicable U.S. securities laws and act in a manner consistent with the fiduciary duty that Gemcorp Capital Advisors LLC owes to its clients.

•

Third, the Commission has jurisdiction in the federal courts of the United States over the investment advisory activities related to Gemcorp Capital Advisors LLC’s clients conducted by Advisers. Accordingly, such jurisdiction would also translate into the proposed Co-Investment Program itself being subject to jurisdiction of the federal courts of the United States. Therefore, no investment advice rendered in accordance with the Co-investment Program is outside of the Commission staff’s purview. Further, all personnel of the Advisers involved in the global investment and allocation process will not only be deemed an associated person of Gemcorp Capital Advisors LLC, but will also be treated as an “access person” under Gemcorp Capital Advisors LLC’s code of ethics.

In sum, Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V. CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Identification and Referral of Potential Co-Investment Transactions

(a) The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b) When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2. Board Approvals of Co-Investment Transactions

(a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c) After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii) the transaction is consistent with:

(A) the interests of the Regulated Fund’s equity holders; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A) the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B) any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv) the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect20 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e), (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

[20]

For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

3. Right to Decline.

Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. General Limitation.

Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,21 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5. Same Terms and Conditions.

A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6. Standard Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i) the Adviser to such Regulated Fund or Affiliated Fund22 will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b) Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c) No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i) (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;23 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

[21]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.
[22]	Any Gemcorp Proprietary Accounts that are not advised by an Adviser are deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).
[23]

In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

(ii) each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7. Enhanced Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i) the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii) the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c) Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i) Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii) Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv) Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial24 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

[24]

In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

(v) No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8. Standard Review Follow-Ons.

(a) General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b) No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i) (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,25 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii) it is a Non-Negotiated Follow-On Investment.

(c) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

[25]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9. Enhanced Review Follow-Ons.

(a) General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c) Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i) Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii) Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv) No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10. Board Reporting, Compliance and Annual Re-Approval

(a) Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b) All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c) Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance.

(d) The Independent Directors will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11. Record Keeping.

Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f) of the Act.

12. Director Independence.

No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13. Expenses.

The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14. Transaction Fees.26

Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15. Independence.

If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares in the percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

[26]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Sally-Jane Miller

Gemcorp Capital Management Limited

2nd Floor, 1 New Burlington Place

London W1S 2HR

United Kingdom

Tel: +44 (0)20-3995-7439

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

George M. Silfen

Tel: +1 (212) 905-9106

Email: george.silfen@alston.com

Alston & Bird LLP

90 Park Avenue

New York, NY 10016

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.

B. Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 19th day of March, 2025.

VII. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Applicants request that the Commission enter an Order pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act granting the Applicants the relief sought by the Applicants. The Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: March 19, 2025

GEMX

By:	/s/ Ahmad Al-Sati
	Name:	Ahmad Al-Sati
	Title:	President

GEMCORP CAPITAL ADVISORS LLC

By:	/s/ Ahmad Al-Sati
	Name:	Ahmad Al-Sati
	Title:	President

GEMCORP CAPITAL MANAGEMENT LIMITED

By:	/s/ Yuri Baidoukov
	Name:	Yuri Baidoukov
	Title:	Director

GEMCORP COMMODITIES TRADING SA

By:	/s/ Raj Shivhare
	Name:	Raj Shivhare
	Title:	Director

GEMCORP COMMODITIES GLOBAL DMCC

By:	/s/ Peter Litvin
	Name:	Peter Litvin
	Title:	Director

Schedule A

Existing Affiliated Funds

Gemcorp Fund I Limited

Gemcorp Multi Strategy Master Fund SICAV SCS

Gemcorp Strategic Capital Solutions Fund II Limited

Existing Gemcorp Proprietary Accounts

Gemcorp Commodities Trading SA

Gemcorp Commodities Global DMCC

Exhibit A

Verification

The undersigned states that they have duly executed the attached Application dated March 19, 2025 for and on behalf of the Applicants, as the case may be, that they hold the office with each such entity as indicated below, and that all actions by stockholders, officers, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that they are familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of their knowledge, information, and belief.

GEMX

By:	/s/ Ahmad Al-Sati
	Name:	Ahmad Al-Sati
	Title:	President

GEMCORP CAPITAL ADVISORS LLC

By:	/s/ Ahmad Al-Sati
	Name:	Ahmad Al-Sati
	Title:	President

GEMCORP CAPITAL MANAGEMENT LIMITED

By:	/s/ Yuri Baidoukov
	Name:	Yuri Baidoukov
	Title:	Director

GEMCORP COMMODITIES TRADING SA

By:	/s/ Raj Shivhare
	Name:	Raj Shivhare
	Title:	Director

GEMCORP COMMODITIES GLOBAL DMCC

By:	/s/ Peter Litvin
	Name:	Peter Litvin
	Title:	Director

Exhibit B

Resolutions of the Initial Trustee of GEMX

WHEREAS, the initial trustee of GEMX (the “Fund”) has reviewed the Fund’s Co-Investment Exemptive Application (the “Exemptive Application”) involving the Fund and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Appendix A, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that any officer of the Fund be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Fund shall be the Secretary and Chief Legal Officer or Assistant Secretary of the Fund or any other authorized signatories designated by the trustees of the Fund from time to time (collectively, the “Authorized Officers”).